

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 10, 2018

Arthur T. Smith
President and Chief Executive Officer
Berry Petroleum Corporation
5201 Truxtun Ave.
Bakersfield, CA 93309

> **Re:** **Berry Petroleum Corporation**
> **Registration Statement on Form S-1**
> **Filed June 29, 2018**
> **File No. 333-226011**

Dear Mr. Smith:

We have reviewed registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Our Attractive Development Opportunities, page 4

1.   Expand the footnote disclosure relating to SEC and Strip prices provided here and throughout the prospectus to include the volume-weighted average realized prices, by individual product type of natural gas, oil/condensate and natural gas liquids, over the lives of the properties.

2.   The figures for the NYMEX Henry Hub futures natural gas prices are presented as dollars per Mcf of natural gas. This disclosure appears to be inconsistent with the comparable disclosure on page 10 of the Addendum to the reserves report filed as Exhibit 99.1 that indicates these prices should be expressed as dollars per MMBtu, e.g. the price prior to

adjustments for pricing differentials. Review and revise your disclosure as may be necessary to resolve this inconsistency.

Our Reserves and Assets, page 5

3.   The heading "SEC Pricing as of December 31, 2018" above the tabular presentation of reserves here and on page 111 appears to be inconsistent with the effective date of the prices noted in footnote one of December 31, 2017. Review and revise your disclosure as may be necessary to resolve this inconsistency.

4.   Expand the footnote disclosure relating to reserves based on strip pricing provided here and throughout the prospectus to further discuss the assumptions on which the disclosed values are based. The revised disclosure should clarify, if true, that the differences between the estimates of reserves and revenue using strip prices as of May 31, 2018 compared to such estimates using SEC prices as of December 31, 2017 are due to changes in price parameters only and do not reflect changes to costs, other economic parameters, well performance or drilling activity subsequent to December 31, 2017.

5.   Expand the disclosure in footnote 4 provided here and on page 112 regarding Strip Pricing to include a statement comparable to the first paragraph on page 26 discussing the usefulness of forward prices and a caution to investors regarding such use.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Lily Dang, Staff Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

Sincerely,

/s/ Loan Lauren Nguyen *for*

John Reynolds
Assistant Director
Office of Natural Resources

cc: Douglas E. McWilliams, Esq.
       Vinson & Elkins LLP